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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2019

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Portugal announces Firm Order for the Multi-Mission Airlift KC-390

São Paulo, Brazil, July 11, 2019 – The Portuguese Government announced today a firm order of five multi-mission airlifters Embraer KC-390 as part of the process to modernize Portuguese Air Force capacities to support national Armed Forces operations and increase readiness in missions of public interest. Deliveries are scheduled to start in 2023.

The KC-390 is designed to set new standards for efficiency and productivity in its category while presenting the lowest life-cycle cost of the market. The aircraft can perform different types of military and civilian missions including humanitarian support, medical evacuation, search and rescue and firefighting, while fully meeting the requirements of the Portuguese Air Force, adding new superior cargo and troops transport, aerial delivery and aerial refueling capabilities.

“Today is a historic day for the KC-390 Program and I want to thank those who have contributed to the project. This is a very important step to consolidate the aircraft which we believe will become another success for Embraer. The Portuguese KC-390 will meet new interoperability requirements, in the areas of secure navigation, data and voice transmission that will allow the KC-390 to integrate joint operations in multinational alliances in which Portugal is integrated. These requirements, developed in partnership with the Portuguese Air Force, will enable the KC-390 to meet the needs of many other nations around the world.” said Jackson Schneider, President and CEO of Embraer Defense & Security. “The industrial partnership between Portugal and Embraer contributes to the development of engineering and the Portuguese aeronautics industry, representing more than 300 million euros in exports each year and thousands of highly skilled jobs.”

Portugal is the largest international partner of the KC-390 Program and its participation in the development and production of the aircraft is recognized as having had a positive economic impact in the generation of jobs, new investments, increased exports and technological advances.

The KC-390 has received its Civil Certification from the Brazilian National Aviation Agency (ANAC) in 2018 and is now in full serial production. Entry into service is expected to occur in the 3rd quarter of 2019 with the Brazilian Air Force (FAB), with follow on deliveries to occur throughout the year.

Follow us on Twitter: @Embraer

PRESS OFFICERS

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

About Embraer

A global aerospace company headquartered in Brazil, Embraer celebrates its 50th anniversary with businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing after-sales Services & Support to customersaround the world..

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICERS

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer